SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-12255

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

YRC WORLDWIDE INC.

10990 Roe Avenue

Overland Park, Kansas 66211

YELLOW ROADWAY CORPORATION

RETIREMENT SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Administrative Committee of YRC Worldwide, Inc.

Yellow Roadway Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Yellow Roadway Corporation Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas

June 25, 2007

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments at fair value:
Mutual funds	$639,198,842	$543,707,917
YRC Worldwide Inc. Stock Fund	101,661,552	144,239,601
SCS Transportation Stock Fund	—	9,249,231
Common/Collective Trusts	92,311,966	102,433,807
Fidelity Brokeragelink	1,826,186	1,328,257
Participant loans	12,416,118	11,830,267

Total investments	847,414,664	812,789,080

Receivables:
Employer’s contributions	466,597	706,603
Participant’s contributions	1,558,992	12,307
Accrued interest and other	—	3,023

Total contributions receivable	2,025,589	721,933

Net assets reflecting all investments at fair value	849,440,253	813,511,013
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,109,698	1,162,895

Net assets available for benefits	$850,549,951	$814,673,908

The accompanying notes are an integral part of these statements.

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2006 and 2005

	2006	2005
Additions
Investment income:
Interest and dividends	$834,335	$517,355
Net realized and unrealized appreciation in fair value of investments	61,452,227	9,073,592

Total investment income	62,286,562	9,590,947
Contributions:
Participants	46,588,937	43,936,843
Employer	14,530,331	14,837,465
Rollovers	2,994,320	1,770,836

Total contributions	64,113,588	60,545,144

Total additions	126,400,150	70,136,091

Deductions
Benefits paid to participants	90,469,466	77,092,710
Administration expenses	54,641	57,079

Total deductions	90,524,107	77,149,789

Net increase (decrease)	35,876,043	(7,013,698)
Net assets available for benefits:
Beginning of year	814,673,908	821,687,606

End of year	$850,549,951	$814,673,908

The accompanying notes are an integral part of these statements.

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2006 and 2005

(1)	Plan Description

The following description of the Yellow Roadway Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is intended to be a combined qualified profit sharing plan and a stock bonus plan under Section 401(a) of the Internal Revenue Code (the Code) with a qualified cash or deferred arrangement under Code Section 401(k). The part of the Plan that is a stock bonus plan is an employee stock ownership plan. Further, the Plan is intended to constitute a plan described in Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the related regulations. As a Section 404(c) plan, the fiduciaries under the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by Plan participants and beneficiaries.

The Plan sponsor, YRC Worldwide Inc. (the Company), has appointed the Benefits Administrative Committee as the Plan administrator and Fidelity Management Trust Company as the Plan trustee. Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, provides record-keeping services.

While the Company has not expressed any intent to terminate the Plan or amend or modify the Plan or to discontinue contributions, the Company has reserved the right to do so at any time, subject to the provisions set forth in ERISA. The Plan is subject to the provisions of ERISA.

(b)	Eligibility and Contributions

In general, employees of YRC Worldwide Inc., Meridian IQ, Inc., MIQ LLC, Roadway Express, Inc., Roadway LLC, Roadway Reverse Logistics, Inc., YRC Worldwide Technologies, Inc., Yellow Transportation, Inc., and YRC Worldwide Enterprise Services, Inc. (collectively, the Employers) are eligible to participate in the Plan. Generally, employees are not eligible to participate in the Plan if the employees are covered by collective bargaining agreements, working outside the United States on a permanent basis, non-resident aliens, leased employees, classified as independent contractors, or eligible to participate in a similar plan sponsored by an affiliate of the Company. Full-time employees become eligible to participate in the Plan on the one-month anniversary of their employment with an employer and shall be eligible to become a participant on the first day of the calendar month after the completion of the one-month anniversary. Part-time employees generally become eligible to participate in the Plan on the first anniversary of their employment in which they have been credited with at least 1000 hours of service during the prior year.

Contributions to the Plan can be made by both the Employers and their employees. A participant may make pretax and after-tax contributions subject to Internal Revenue Service (IRS) and Plan limitations. Effective January 1, 2004 (January 1, 2000 in the case of an employee of Roadway LLC or any of its subsidiaries), the Plan provides for automatic enrollment and a pretax contribution of 3% of compensation for employees who are eligible to participate. Employees may affirmatively elect not to participate in the Plan or elect a higher or lower contribution rate, subject to the IRS and Plan limitations.

The Employers make a nondiscretionary matching contribution equal to 50% of each participant’s pretax contributions for the plan year up to 6% of the participant’s compensation for the plan year.

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2006 and 2005

(1)	Plan Description (continued)

(b)	Eligibility and Contributions (continued)

Nondiscretionary matching contributions may be made in cash, Company common stock, or other property as determined by the Company; provided that such contributions shall be invested in Company common stock. The Employers may make an additional discretionary matching contribution equal to a percentage of each participant’s pretax contributions for the plan year up to 6% of each participant’s compensation for the plan year. There were no discretionary contributions in 2005 or 2006.

For each plan year, the Employers may make performance-based contributions in cash, Company common stock, or other property as determined by the Company; provided that such contributions shall be invested in Company common stock. Any performance-based contribution allocated to the participants’ accounts is allocated based on the proportion of an individual participant’s compensation to the total of all participant compensation. There were no performance-based contributions in 2005 or 2006.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Employer’s contributions, and an allocation of the Plan’s earnings or losses. A participant is entitled to the benefit that can be provided from any balances in the participant’s accounts, taking into consideration any vesting requirements.

(d)	Vesting

Effective January 1, 2006, a participant shall at all times have a 100% vested and nonforfeitable interest in his accounts, including income attributable to the accounts and the prior profit sharing “A” account.

(e)	Investment Options

Participants may direct the investment of future contributions made by them and on their behalf in any of a number of discretionary investment funds, except performance-based contributions and 50% of the nondiscretionary matching contributions, which are invested in Company common stock. The discretionary investment funds represent a broad range of investment options with investment categories that range from those having potentially more inflation risk and less investment risk to those having less inflation risk and more investment risk, including a brokerage account feature. Participants may change their investment options daily.

Balances in the prior PAYSOP accounts and the prior profit sharing “A” accounts, which are accounts from other prior plans, are invested in Company common stock. Prior to January 1, 2006, any participant who had attained age 55 or older as of the beginning of any calendar month could elect to have 50% or 100% of his (1) prior PAYSOP account, (2) prior profit sharing “A” account, (3) performance-based contribution account, and (4) matching contribution account invested in Company common stock transferred to any of the discretionary investment funds available to the participant. Effective January 1, 2006, participants may elect to diversify one or more of the foregoing accounts regardless of age at the time and in the manner prescribed by the Benefits Administrative Committee.

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2006 and 2005

(1)	Plan Description (continued)

(f)	Withdrawals

Under the Plan’s in-service withdrawal feature, participants are permitted to withdraw up to 100% of their after-tax contribution account and their rollover contribution account, up to 75% of their prior profit sharing “A” account, and up to 100% of their pretax contribution account if the participant is age 59 1/2. Participants in the former Roadway LLC 401(k) Stock Savings Plan and the Meridian IQ 401(k) Savings Plan also may withdraw amounts from their account balances which transferred from those former plans. This withdrawal option does not require compliance with the IRS financial hardship rules. Any withdrawal that constitutes a hardship withdrawal must meet the IRS requirements for a demonstrated financial need. Hardship withdrawals may be made from the pretax contribution accounts if the maximum non-hardship withdrawal has been made from the participant’s other accounts.

(g)	Participant Loans

Participant loans may be made from certain designated participant accounts. The Benefits Administrative Committee determines the rules for participant loans. Generally, the minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of a participant’s vested account balance. Loan terms range from one year to five years. The participant’s account balances collateralize the participant’s loan. The rate of interest on the loans is 1% over the prime rate of interest published by The Wall Street Journal for the 15th day of the month immediately preceding the month in which the loan is made.

(h)	Termination Payments and Forfeitures

For terminated participants, the normal form of benefit distribution will be a single lump-sum benefit distribution with respect to accounts transferred into the Plan from the Roadway LLC 401(k) Stock Savings Plan and the Meridian IQ 401(k) Savings Plan and a qualified joint and survivor annuity with respect to all other accounts. A terminated participant may elect one of the optional forms of benefit distribution, including a lump-sum cash payment, equal periodic cash installments, or certain annuity options. For benefit distributions prior to March 28, 2005, generally, the cash-out threshold was reduced to $1,000 and any participant account balance that did not exceed $5,000 was paid in a single lump-sum cash payment. For benefit distributions on or after March 28, 2005, generally the cash-out threshold was reduced to $1,000 and any participant account balance that is more than $1,000 will be rolled over to an individual retirement plan designated by the Benefits Administrative Committee if the participant does not elect a different distribution option.

There were no forfeitures for the years ended December 31, 2006 and 2005.

(i)	Risk and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2006 and 2005

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(c)	New Accounting Pronouncements

In 2006, the Financial Accounting Standards Board issued FASB Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully-Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution and Health and Welfare and Pension Plans.

This new pronouncement states investment contracts held by defined contribution plans are required to be reported at fair value, except fully-benefit responsive investment contracts are reflected at contract value, since it represents the amount at which participants can execute transactions in the Plan. In order to reflect fully-benefit responsive contracts at contract value an adjustment from net assets at fair value to contract value is reflected in the Statement of Changes in New Assets Available for Benefits. The prior year financial statements have been restated to reflect retrospective application of the FSP accordingly.

(d)	Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices, if available, are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The units in the YRC Worldwide Inc. Stock Fund are valued at quoted market prices at year-end. See Note 8 regarding the valuation of the investment contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Administrative Expenses

The Company pays all administrative expenses of the Plan, except for administrative fees related to servicing participant loans and broker fees. The investment income of the trust is net of any investment advisory fees charged by the managers.

(3)	Plan Merger

With the transfer of assets on December 31, 2004, the Roadway LLC 401(k) Stock Savings Plan merged with and into the Plan, and Roadway LLC, Roadway Reverse Logistics, Inc. and Roadway Express, Inc. became subsidiaries of the Company participating in the Plan.

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2006 and 2005

(3)	Plan Merger (continued)

Furthermore, effective January 1, 2005, the Company amended and restated the Plan to reflect the merger of the Meridian IQ 401(k) Savings Plan and the Roadway LLC 401(k) Stock Savings Plan into the Plan and to make certain design changes. As provided in the Plan, however, certain provisions of the January 1, 2005 amended and restated Plan are effective as of another date. Events occurring before the applicable effective date of any provision of the January 1, 2005 amended and restated Plan shall be governed by the applicable provision of the Plan in effect on the date of the event.

(4)	Plan Termination

The Company has the right under the terms of the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan shall pay all expenses chargeable against the Plan and shall then distribute all assets to the participants in proportion to the amounts credited to their accounts at the date of such termination. If the Plan is terminated, the trust established within the Plan will continue until each account has been distributed.

(5)	Investments

Participants may direct investment of their accounts among several mutual funds that invest in stocks, money markets, U.S. government securities, and corporate bonds.

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $61,452,227 and $9,073,592, respectively, as follows:

	2006	2005
Mutual Funds	$78,030,277	$46,321,539
YRC Worldwide Inc. Stock Fund	(18,635,470)	(36,206,988)
SCS Transportation Fund	2,057,420	(1,040,959)

Total change in net assets	$61,452,227	$9,073,592

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2006 and 2005

(5)	Investments (continued)

The following investments individually represent 5% or more of the net assets available for plan benefits at December 31:

	2006	2005
YRC Worldwide Inc. Stock Fund	$101,661,552	$144,239,601
Fidelity Managed Income Portfolio II Class 2	92,311,966	102,433,807
Fidelity Magellan Fund	*	76,471,906
American Funds American Balanced Fund	*	54,760,444
Fidelity Puritan Fund	*	52,279,697
Van Kampen Growth and Income Fund Class A	*	54,862,970
Fidelity Spartan U.S. Equity Index Fund	*	41,717,017
Neuberger Berman Genesis Fund—Advisor Class	52,927,520	57,385,182
ABF Large Cap Value Fund PA	60,753,264	*
Fidelity Diversified International Fund	54,803,695	*
Fidelity Freedom 2020 Fund	47,116,008	*
Fidelity Freedom 2015 Fund	46,126,254	*

*	Fund did not represent 5% or more of net assets available for benefits

(6)	Nonparticipant-Directed Investments

Information about the net assets related to the nonparticipant-directed investments at December 31 is as follows:

	2006	2005
Investments, at fair value:
YRC Worldwide Inc. Stock Fund	$101,661,552	$144,239,601
SCS Transportation Stock Fund	—	9,249,231

Total Investments	101,661,552	153,488,832

Net assets available for benefits	$101,661,552	$153,488,832

The SCS Transportation Stock Fund was eliminated from the Plan portfolio as of February 28, 2006.

Net assets related to the nonparticipant-directed investments included all amounts available to be divested by participants as described in Note 1.

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2006 and 2005

(6)	Nonparticipant-Directed Investments (continued)

Information about the significant components of changes in net assets related to the nonparticipant-directed investments for the year ended December 31 is as follows:

	2006	2005
Changes in net assets:
Contributions	$7,432,661	$7,094,986
Net realized and unrealized appreciation in fair value of investments	(16,578,050)	(37,247,947)
Benefits paid	(10,640,475)	(16,131,971)
Interfund transfers, net	(31,296,258)	(8,777,235)
Loan withdrawals	(745,158)	(1,535,356)

Total change in net assets	$(51,827,280)	$(56,597,523)

(7)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, trustee of the Plan. Plan assets held by the trustee also consist of common stock of the Plan sponsor. Transactions related to these investments qualify as exempt party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(8)	Investment Contract with Fidelity Management Trust Company

The Plan has a benefit-responsive investment contract with Fidelity Management Trust Company. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the statements of net assets available for benefits at estimated fair value as provided by Fidelity.

The adjustment from fair value to contract value for the investment contract is based on the contract value as provided by Fidelity. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Information on the fully-benefit response investment contract held by the Plan is as follows as of December 31:

	2006	2005
Fair Value	$92,311,966	$102,433,807
Average yield	4.01%	3.69%
Crediting interest rate	4.37%	3.65%

The crediting interest rate is based on a formula agreed upon with Fidelity. Such interest rates are reviewed periodically for resetting. Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Fidelity. The Plan administrator believes the occurrence of such events is not probable.

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2006 and 2005

(9)	Income Tax Status

The Plan obtained its latest determination letter on October 25, 2002, in which the IRS stated the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(10)	Differences Between Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

	2006	2005
Net assets available for benefits per financial statements	$850,549,951	$814,673,908
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(1,109,698)	(1,162,895)

Net assets available for benefits per the Form 5500	$849,440,253	$813,511,013

(11)	Plan Amendments

Effective as of January 1, 2006, the Plan was amended as follows:

(a)	If the ADP Test has not been satisfied, the Benefits Administrative Committee shall direct the Trustee to return the required amount of contributions to certain participants in order for the ADP test to be satisfied.

(b)	A participant shall at all times have a 100% vested and nonforfeitable interest in all his accounts, including a participant’s prior profit sharing “A” account.

(c)	A participant may elect to diversify up to 100% of one or more of his accounts regardless of the participant’s age.

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

EIN : 20-0453812 PN: 005

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

	Investment description	Shares	Cost	Fair value
*	Fidelity Brokeragelink			$1,826,185
	PIMCO High Yield Fund Administrative Class	1,244,793	(1)	12,310,998
	American Funds American Balanced Fund	2,666,956	(1)	60,753,264
	American Funds Europacific Growth Fund Class A	907,195	(1)	42,238,992
	Neuberger Berman Genesis Fund—Advisor Class	1,109,523	(1)	52,957,520
	PIMCO Total Return INST	2,224,248	(1)	23,087,690
	Baron Small Cap	245,241	(1)	5,598,862
	Artisan Mid Cap Val	1,862,031	(1)	37,575,790
	WFA SM CO Value Adm	207,838	(1)	3,285,923
	AF Growth of Amer R5	1,124,015	(1)	36,935,139
	Fidelity Contrafund	423,676	(1)	28,210,495
*	Fidelity Retirement Government Money Market Portfolio	407	(1)	407
*	Fidelity Spartan U.S. Equity Index Fund	786,029	(1)	39,442,914
*	Fidelity Low-Priced Stock Fund	680,948	(1)	29,648,479
*	Fidelity Diversified International Fund	1,483,185	(1)	54,803,694
*	Fidelity Freedom Income	86,508	(1)	998,298
*	Fidelity Freedom 2000	284,643	(1)	3,546,658
*	Fidelity Freedom 2010	2,666,546	(1)	38,984,905
*	Fidelity Freedom 2020	3,033,870	(1)	47,116,008
*	Fidelity Freedom 2030	1,392,848	(1)	22,327,361
*	Fidelity Freedom 2040	889,037	(1)	8,428,068
*	Fidelity Managed Income Portfolio II Class 2	92,311,966	(1)	92,311,966
*	Fidelity Freedom 2005	551,249	(1)	6,400,002
*	Fidelity Freedom 2015	3,780,840	(1)	46,126,254
*	Fidelity Freedom 2025	2,210,538	(1)	28,228,567
*	Fidelity Freedom 2035	757,143	(1)	9,986,714
*	Fidelity Freedom 2045	8,008	(1)	86,008
*	Fidelity Freedom 2050	11,147	(1)	119,833
*	YRC Worldwide Inc. Stock Fund			101,661,552
*	Loans to participants, interest rates ranging from 5% to 10% due in 2006 to 2010			12,416,118

				$847,414,664

*	Party-in-interest to the Plan.

(1)	Cost information may be omitted as plan assets are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YRC WORLDWIDE INC. (Registrant)

Date: June 29, 2007	By:	/s/ Harold D. Marshall
Harold D. Marshall
Chairman
Benefits Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Mayer Hoffman McCann P.C.